Filed Pursuant to Rule 433
Registration Statement Nos. 333-279209 and 333-279209-01
Pricing Term Sheet
COUSINS PROPERTIES LP, AS ISSUER
COUSINS PROPERTIES INCORPORATED, AS GUARANTOR
Pricing Term Sheet
$500,000,000 5.250% Senior Notes due July 15, 2030

Issuer:	Cousins Properties LP
Guarantor:	Cousins Properties Incorporated
Security Type:	Senior Unsecured Notes
Principal Amount:	$500,000,000
Maturity:	July 15, 2030
Coupon:	5.250%
Public Offering Price:	99.987% of the principal amount
Yield to Maturity:	5.251%
Spread to Benchmark Treasury:	T+117 bps
Benchmark Treasury:	3.875% due April 30, 2030
Benchmark Treasury Price and Yield:	99-02 3/4 / 4.081%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026
Redemption Provisions:
Make-whole call:	Prior to June 15, 2030 (one month prior to the maturity date), at a discount rate of Treasury plus 20 basis points.
Par Call:	On or after June 15, 2030 (one month prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date.
Trade Date:	May 28, 2025

Settlement:	T+7; June 6, 2025. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the closing date of this offering will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.
CUSIP:	222793 AC5
ISIN:	US222793AC56
Ratings (Moody’s/S&P)*:	Baa2 / BBB
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof.
Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc. TD Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Manager:	FHN Financial Securities Corp.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751, BofA Securities, Inc. at 1-800-294-1322, or TD Securities (USA) LLC at 1-855-495-9846.